FORM RW
Kronos Worldwide, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas   75240-2697

February 27, 2009
U.S. Securities and Exchange Commission	Via EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Kronos Worldwide, Inc.
Form S-3 Registration Statement
Filed January 24, 2005
Pre-Effective Amendments Filed on February 17 and February 28, 2005
File No. 333-122249

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, Kronos Worldwide, Inc., a Delaware corporation, hereby requests the withdrawal of its Form S-3 Registration Statement filed with the SEC on January 24, 2005 (File No.: 333-122249), as such registration statement was amended by Pre-Effective Amendment No. 1 to Form S-3 Registration Statement filed with the SEC on February 17, 2005 and Pre-Effective Amendment No. 2 to Form S-3 Registration Statement filed with the SEC on February 28, 2005 (collectively the “Registration Statement”).

The Registration Statement terminated on December 1, 2008 pursuant to Rule 415(a)(5) promulgated by the SEC under the Securities Act of 1933, as amended, and the transition interpretations of the staff of the Division of Corporation Finance of the SEC regarding the application of the December 1, 2005 amendments to Rule 415(a)(5) as they applied to registration statements that were effective before December 1, 2005 (Question 12 to the Securities Offering Reform Transition Questions and Answers, Staff of the Division of Corporation Finance of the SEC, www.sec.gov/divisions/corpfin/transitionfaq.htm).

No securities have been sold pursuant to the Registration Statement.

If you should have any questions regarding this filing, please do not hesitate to call the undersigned at 972.450.4243.

Sincerely,

/s/ Andrew Louis
A. Andrew R. Louis
            Secretary and
           Associate General Counsel